

COMING TOGETHER

INVEST IN **COMING TOGETHER FILM**

A romantic comedy about political polarization

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Highlights

1   From a multiple Emmy-winning writer-producer of HBO's BAND OF BROTHERS.

2   Filming completed 10/27/23 in Los Angeles - continuing to accept investments for post-production!

3   Writer-director has written/produced for Tom Hanks, Steven Spielberg, top studios

and networks.

4 Film is a feel-good exploration of a timely serious topic - in a light-hearted romcom package.

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Featured Investor



Alan Jacobson

Invested $5,000 ⓘ

Follow

Syndicate Lead
https://wefunder.com/welcome

"I was delighted and humbled when Erik asked me to become the Lead Investor. This film has everything that makes independent films ultimately successful. First, it has a compelling, timely, and marketable idea that can attract a wide audience: This film is perfectly timed; audiences with a wide variety of political beliefs may find this movie and the experience of watching it with friends, family, and strangers quite moving. Second, it has experienced, talented, and committed people behind the project: Erik is an Emmy-winning writer and producer who has already had wonderful success in big-budget productions, and he literally wrote the book on screenwriting. Third, there are solid casting, production, post-production, and marketing and distribution plans: Check out the timeline - attainable, thoughtful, and realistic. Fourth, it has a high chance to pay off: a solid return is quite realistic, and if it really is the perfect film at the perfect time, as I suspect, it has the potential to be one of the most successful crowdfunded films ever (no guarantees, of course). Please join me in investing in this exciting project."

Our Team



Erik Bork Writer-Director-Producer

Two-time Emmy and Golden Globe-winning writer-producer of HBO's BAND OF BROTHERS and FROM THE EARTH TO THE MOON. In his lengthy screenwriting

career, Erik's worked with Tom Hanks, Steven Spielberg, and many major producers, studios and networks.



Ross McCall Co-Producer

Ross served as a producer on three under-$500,000 independent films in the last six years, and directed his first feature which rose to #4 on Netflix UK. Ross is also known as an actor on projects like WHITE COLLAR, BAND OF BROTHERS, CRASH and 24.



Hadley Hillel Co-Producer

Director-producer of over 20 short films that have been shown in 55 national and international film festivals, and won more than 40 jury and audience awards, including an Emmy at the Academy of Television Arts and Sciences College Television Awards.



Cole Pisano Director of Photography

A Director of Photography and Lighting Designer based in Los Angeles, Cole has worked on countless feature films, television shows, commercials and music videos (including for Olivia Rodrigo and Billie Eilish). He also shot Erik Bork's I GOT THIS.



Alexander Taylor Composer

Alexander serves as lead composer for Wonder Media, an animation company founded by RUGRATS co-creator Terry Thoren. He's scored many films including the documentary SCREAM QUEEN! MY NIGHTMARE ON ELM STREET and the Lionsgate crime thriller ARKANSAS.

Coming Together

COMING TOGETHER was filmed in October 2023 with a production budget of $160,000.

It stars Alyssa Limperis, Dominic Burgess, Sandra Ellis Lafferty and Sean Kleier. (See **IMDB page** for more info.)

Currently in post-production, more funds are being accepted to finish the movie and cover such costs as editing, original score, final audio mix, color correction and clip licensing.

Credits available include Executive Producer, Associate Producer and other "rewards" listed below.

Around half the film's funding has come from grants and tax-deductible donations through its 501c3 fiscal sponsor, Wedgwood Circle. **Find out more and donate here**.

INVESTMENT/DONATION LEVELS

(NOTE: Higher investment levels include all benefits of lower levels, other than credits which change with the level.)

$100 Shout out on the film's social media.

$250 See your name in the credits of the film with a THANK YOU credit.

$500 Receive a digital copy of several drafts of the script to see its evolution.

$1,000 SPECIAL THANKS credit in the film.

$2,500 VERY SPECIAL THANKS credit in the film. Plus a one-hour zoom session with Erik Bork which can be used to get feedback on your project(s).

$5,000 2 passes to the world premiere or other film festival chosen by investor. (Transportation/lodging not included.)

$10,000 **ASSOCIATE PRODUCER** credit in the opening titles and

IMDB.

$25,000 **EXECUTIVE PRODUCER** credit in opening titles and IMDB. You and a guest also have the option to meet Erik Bork for dinner in NYC. (Transportation/lodging not included.)

Watch the original pitch video and read more below...



Wefunder pitch - COMING TOGETHER
Erik Bork
COMING
TOGETHER
An independent feature film
from writer-director Erik Bork
(click here to watch video)
02:59
vimeo

> *"Tribalism... is the curse of our times right now. Tribalism hinges on us not seeing each other as full, multi-dimensional, fully fleshed human beings. It hinges on us seeing everybody as either pro or con, ally or enemy, friend or foe. People are more complicated than that. Life is more complicated than that." - Frank Bruni, New York Times columnist - on HBO's Real Time with Bill Maher - 3/12/22*

COMING TOGETHER is a light-hearted movie about a serious subject. What happens when a young single L.A. woman -- an avowed progressive -- discovers a new guy she meets in December 2020 happens to be a supporter of President Donald Trump? Is he someone

she could actually date, regardless? And is she, for him?

Helping her explore this question, reluctantly, is her new housemate, a gay man who is the opposite of the romcom "gay best friend" trope. He's not fabulous, extroverted or interested in talking about her love life. At all. But she so wants them to be friends. And she can help him with something he wants -- to get in better shape while they quarantine together.

So she sets about enthusiastically training him while getting his take on what's going on with the new guy. She gets closer to both of them in the process. She realizes she can't change the guy's politics. In fact, he decides to attend the January 6 "Stop the Steal" rally in Washington. Is all hope lost for them?

Smart Comedy with Heart

Take heart: this story does not unfold in scenes of strident political argument! While their different views are clear as the main stumbling point to a relationship, and she experiments with "dialoguing" about them, it's really about three likable people trying to figure out their lives and relationships and move forward.

Tonally it has similarities to some of these films from the past:

Classic Hollywood romantic comedies








Two Weeks Notice

Political opposites thrown together in a light-hearted "will they or won't they" situation

Jerry Maguire

Single female perspective - should she date this guy or is he all wrong?

With a low-budget "indie" sensibility



cocktails first. questions later.
swingers
get a nightlife.

Like *Coming Together, Swingers* also dealt with L.A. dating life - on a $200,000 budget (grossed $4.6 million)



How much love, sex, fun and friendship can a person take?
The story of eight old friends searching for something they lost, and finding that all they needed was each other.
THE BIG CHILL
In a cold world you need your friends to keep you warm.
COLUMBIA PICTURES Presents
"THE BIG CHILL"
TOM BERENGER · GLENN CLOSE · JEFF GOLDBLUM · WILLIAM HURT
KEVIN KLINE · MARY KAY PLACE · MEG TILLY · JOBETH WILLIAMS
CAROL LITTLETON JOHN BAILEY LAWRENCE KASDAN &
BARBARA BENEDEK MARCIA NASATIR AND LAWRENCE KASDAN
MICHAEL SHAMBERG LAWRENCE KASDAN

Political disagreements and evolution are explored, with lovable people coming together in friendship and non-traditional relationships

And some of the flavors of recent streaming comedy series such as:



Edgy contemporary female point-of-view on dating, sex and loneliness that is as much about needing friendship as love



Serious topic (religion/Islam) for a young man who gets himself into hilariously difficult conflicts as he stumbles toward the right way to live

The characters have flaws they need to look at, but this is not the kind of arty niche film that appeals only to critics and film festivals. It's not aimless or ambiguous, and it doesn't have a "messy" main character who's hard to fully bond with or care about. It's more of a traditional narrative with sympathetic characters and a central story problem that builds and complicates in clear, entertaining ways, as the characters grapple with it.

Writer-Director Erik Bork

Erik Bork is best known for his Emmy- and Golden Globe-winning work as one of the producers and writers of the epic HBO miniseries **BAND OF BROTHERS** and **FROM THE EARTH TO THE MOON**, where he worked alongside executive producer Tom Hanks and Steven Spielberg (on *BAND OF BROTHERS*).



BAND OF BROTHERS Emmy Awards



FROM THE EARTH TO THE MOON Emmy Awards

Erik's lengthy professional screenwriting career also includes stints writing for two primetime drama series on NBC and the former CW, selling numerous pitches for series and movies to the likes of NBC, the Fox network, HBO and TNT, and writing scripts on assignment for both feature film and television projects that didn't make it to the screen (par for the course for most pro screenwriters), such as:

- A World War II bomber movie starring and produced by Tom Hanks, with Steven Spielberg attached to direct, for Universal Pictures

- An HBO film about the tragic story of acclaimed jockey Chris Antley

- A comedy series about a divorced couple who continues to work together and co-parent a variety of kids, for ABC Studios and producer Warren Littlefield

- An original miniseries about the rise of Apple Computer Company for HBO and Playtone

- A legal comedy-drama about an "old boy's club" law firm taken over by a female managing partner who turns the tables on which gender gets the fast track, for NBC

His work as a writer/producer includes projects with companies such as:



Erik is also a well-known script consultant and blogger on screenwriting who has taught for UCLA Extension's renowned Writers' Program and National University's MFA in Professional Screenwriting

Program and National University's MFA in Professional Screenwriting. His book *THE IDEA: THE SEVEN ELEMENTS OF A VIABLE STORY FOR SCREEN, STAGE OR FICTION* was published in 2018 and is a multi-category Amazon best-seller.



"Before starting any project, every film or TV writer, whether new or experienced, should read this book. When Erik sent it to me, I was just beginning a new script. This book showed me problems with the idea I didn't know I had. Better yet, it showed me how to find solutions."

—Graham Yost,
Writer/executive producer/showrunner
JUSTIFIED, THE AMERICANS, SPEED

Erik's 22-minute short comedy

Erik Bork wrote and directed **I GOT THIS**, which was released in 2018 and played at many film festivals, winning awards such as:

- Filmmakers' Award: Outstanding Short Film - Sherman Oaks Film Festival

- Filmmakers' Award: Outstanding Director - Sherman Oaks Film

- Grand Jury Prize: Best Screenplay - Sherman Oaks Film Festival

- Best Featurette: Comedy - Idyllwild International Festival of Cinema

- Best Screenplay: Featurette - Idyllwild International Festival of Cinema

I GOT THIS is streaming on the renowned Omeleto short film channel on YouTube, where it's been viewed almost 300,000 times with over 1,000 comments. See samples below:



This was such an amazing short!!!!! Incredibly believable plot with a heart-warming twist.

That ending made my smile so hard my jaw hurt.

This is the best video I have seen on here so far. I was truly emotionally invested.

What an amazing short film! Kudos all around. As a father it touched the soul.

Omgosh I'm CRYING! This was just unexpectedly lovely.

View the film on Omeleto here:





COMING TOGETHER - The Characters

(Actors pictured are for character reference only - not signed on to be in the film.)



Leah

- Smarting from a recent break-up

- Feeling very alone in her L.A. rental home
- Freelance social media consultant who works from home
- Longs for connection and purpose
- Frustrated that millions of people think the presidential election was stolen (it's Dec. 2020)



Vincent

- Recent L.A. transplant from the more conservative Riverside area
- Lives with and helps care for his grandma who has memory issues
- Cooks in a restaurant and plans to go to culinary school
- Secretly a Trump supporter; not super passionate or overzealous about it
- Suggests Leah could try to "convert" him so he can have a chance to keep seeing her



Martin

- An introvert who recently moved to L.A. for inspiration as he finishes his PhD in Film Studies
- Has hopes to get a job as a studio tour guide once the pandemic lifts
- Decides he'd better his chances if he lost weight, which he allows Leah to help him with
- Not looking for friendship the way she is, but gets pulled into her dating drama
- Tells her he's good at "compartmentalizing," which she tries to do with Vincent

COMING TOGETHER Budget Breakdown

(Based on minimum $135,000 budget including $75,000 in grants/donations received plus a minimum of $60,000 from Wefunder)



None of the invested funds will go to the writer-director or the production company as compensation for services, and they will receive none of the film's revenue until after all investors recoup 120% (125%

for Early Bird investors), after which all future revenue will be evenly split between investors and production company.

Project Timeline

Forward-looking projections can't be guaranteed.

<u>Financing</u> - **MAY 2022 - JUNE 2023**

- WeFunder campaign
- Script revisions
- Long-term planning

<u>Pre-Production</u> - **JUNE 2023 - SEPTEMBER 2023**

- Finalize shooting schedule
- Complete SAG-Aftra contract paperwork

Secure the following:

- Cast
- Crew
- Locations
- Equipment
- Wardrobe
- Set Dressing/Props

<u>Production</u> - **OCTOBER 4-27, 2023**

- 18-day shoot over 4 weeks in Los Angeles area

Post-Production - NOVEMBER 2023 - APRIL 2024

Post-Production - NOVEMBER 2023 - APRIL 2024

- Editing
- Music Composition and Placement
- Sound Mixing
- Color Correction
- Create teaser trailers, key art and poster

Festival submissions/release planning - APRIL 2024 - MARCH 2025

- Strategize top U.S. (Sundance, Toronto, SXSW, Tribeca), regional and international fests
- Begin discussions with potential sales agents
- Create festival deliverables such as DCP's
- Publicize World and North American Premieres

Festival circuit and premieres - AUGUST 2024 - JULY 2025

- Negotiate potential deals with sales agents and distributors
- Decide whether to use self-distribution path and for what markets
- Decide whether to pursue theatrical release

Distribution - 2025 AND BEYOND

If pursuing self-distribution:

- Market and publicize theatrical release and create deliverables (if releasing theatrically)
- Engage aggregator (such as Bitmax or Filmhub) for digital release
- Market and publicize TVOD release (iTunes, etc.) with social media ad campaign

ad campaign

- Pursue additional markets (foreign, TV, DVD, airline, etc.) possibly using sales agents

Begin payouts to investors!

Questions?

Use the "Ask a Question" option above and others will benefit from seeing your question and its answer. Or for private questions, email us at ComingTogetherMovie@gmail.com.